# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Safe and Green Development Corporation, CIK 0001959023
CUSIP: 78637J204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Biscayne Blvd., #1201, Miami, Florida (FL), 33132
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 131,406; shared voting power 0; sole dispositive power 131,406; shared dispositive power 0; aggregate amount beneficially owned 131,406 (7.3% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 131,406; shared voting power 0; sole dispositive power 131,406; shared dispositive power 0; aggregate amount beneficially owned 131,406 (7.3% of the class)
  Comment: limited liability company
- Arena Business Solutions Global SPC II, LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 83,334; shared voting power 0; sole dispositive power 83,334; shared dispositive power 0; aggregate amount beneficially owned 83,334 (4.6% of the class)
- Arena Special Opportunities (Offshore) Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 15,424; shared voting power 0; sole dispositive power 15,424; shared dispositive power 0; aggregate amount beneficially owned 15,424 (0.9% of the class)
- Arena Special Opportunities Fund (Offshore) II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,424; shared voting power 0; sole dispositive power 15,424; shared dispositive power 0; aggregate amount beneficially owned 15,424 (0.9% of the class)
- Arena Special Opportunities Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,900; shared voting power 0; sole dispositive power 3,900; shared dispositive power 0; aggregate amount beneficially owned 3,900 (0.2% of the class)
- Arena Special Opportunities Fund (Onshore) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,900; shared voting power 0; sole dispositive power 3,900; shared dispositive power 0; aggregate amount beneficially owned 3,900 (0.2% of the class)
  Comment: limited liability company
- Arena Special Opportunities Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,193; shared voting power 0; sole dispositive power 20,193; shared dispositive power 0; aggregate amount beneficially owned 20,193 (1.1% of the class)
- Arena Special Opportunities Partners (Onshore) GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,193; shared voting power 0; sole dispositive power 20,193; shared dispositive power 0; aggregate amount beneficially owned 20,193 (1.1% of the class)
  Comment: limited liability company
- Arena Special Opportunities Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,555; shared voting power 0; sole dispositive power 8,555; shared dispositive power 0; aggregate amount beneficially owned 8,555 (0.5% of the class)
- Arena Special Opportunities Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,555; shared voting power 0; sole dispositive power 8,555; shared dispositive power 0; aggregate amount beneficially owned 8,555 (0.5% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Safe and Green Development Corporation
Address of issuer's principal executive offices: 100 Biscayne Blvd., #1201, Miami, FL 33132

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the "Reporting Persons"):

(i) Arena Investors, LP (the "Investment Manager"), who serves as investment manager to the Arena Funds (as defined below) and as subadvisor to Arena Global (as defined below);

(ii) Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the "IM General Partner");

(iii) Arena Business Solutions Global SPC II, LTD. ("Arena Global");

(iv) Arena Special Opportunities (Offshore) Master, LP ("ASOFM");

(v) Arena Special Opportunities Fund (Offshore) II GP, LP, who serves as the general partner of ASOFM (the "ASOFM General Partner");

(vi) Arena Special Opportunities Fund, LP ("ASOF");

(vii) Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner of ASOF (the "ASOF General Partner");

(viii) Arena Special Opportunities Partners II, LP ("ASOPII");

(ix) Arena Special Opportunities Partners (Onshore) GP II, LLC, who serves as the general partner of ASOPII (the "ASOPII General Partner");

(x) Arena Special Opportunities Partners III, LP ("ASOPIII"; and collectively with ASOFM, ASOF and ASOPII, the "Arena Funds"); and

(xi) Arena Special Opportunities Partners III GP, LLC , who serves as the general partner of ASOPIII (the "ASOPIII General Partner");

The Arena Funds and Arena Global are private investment vehicles. The Arena Funds and Arena Global directly beneficially own the Common Stock reported in this Schedule 13G.

The Investment Manager and the IM General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Arena Funds and Arena Global.

The ASOFM General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOFM.

The ASOF General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOF.

The ASOPII General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOPII.

The ASOPIII General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOPIII.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on January 30, 2025, the Date of Event which requires the filing of this Schedule 13G.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 1,486,872 shares of Common Stock outstanding as of November 26, 2024 as reported by the Issuer in its Prospectus filed with the SEC on November 27, 2024; minus (y) 276,425 shares of Common Stock transferred back to the Issuer on January 29, 2025 as reported by the Issuer in its Form 8-K filed with the SEC on February 3, 2025; plus (z) 600,049 shares of Common Stock issued in connection with the exercise or conversion of derivative securities by the Reporting Persons after November 26, 2024 and on or prior to January 30, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Arena Investors, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Investors GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Business Solutions Global SPC II, LTD.: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities (Offshore) Master, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities Fund (Offshore) II GP, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities Fund, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities Fund (Onshore) GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities Partners II, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities Partners (Onshore) GP II, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities Partners III, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)
- Arena Special Opportunities Partners III GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/27/2025)